CERTIFICATE OF QUALIFIED PERSON

Mr. David Rowe, CPG, AIPG

Principal Resource Geologist

First Majestic Silver Corp.

925 West Georgia Street, Suite 1800

Vancouver, BC, Canada, V6C 3L2

I, David Rowe, CPG, am under contract for services with First Majestic Silver Corp (FMS) and supervise the FMS Mineral Resources Group for their mine properties in Mexico.

This certificate applies to the technical report "La Encantada Silver Mine, State of Coahuila, Mexico, NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates" that has an effective date of December 31, 2020.

I hold a BA degree in Geology (1984) from the University of Montana and a Master of Science degree in Structural Geology (1987) from the University of Wyoming.

I am a Certified Professional Geologist with the American Institute of Professional Geologists, CPG-10953.

I have practiced my profession continuously for more than 33 years, and I have a considerable amount of experience in precious and base metal deposits in Mexico, the United States, Central America, the Caribbean, and Africa. My relevant experience in polymetallic and precious metal gold and silver projects includes various senior roles within the areas of mineral exploration, project management, geologic interpretation, three-dimensional geologic modeling, and resource estimation. I have previously acted as QP for a number of precious metal and polymetallic projects including the: Ixhuatan Gold Project (Mexico), Golouma Project (Africa), Niblack Sulphide Project (USA), Golden Meadows (USA), Goldstrike Project (USA), and La Encantada Silver Mine (Mexico).

As a result of my experience and qualifications, I am a Qualified Person as defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects (NI 43-101).

I have visited La Encantada Silver Mine on numerous occasions during 2018 and 2019, and my most recent site inspection was December 11-18, 2019.

I am responsible for the preparation of Sections 1.4, 1.5, 1.6, 1.9.1, 6, 7, 8, 9, 10, 14, 25.2, 25.3, 25.6 and 26.1.1 of the Technical Report.

I am not independent of FMS as that term is described in Section 1.5 of NI 43-101.

I have been involved with La Encantada Silver Mine overseeing the development of geologic models and mineral resource estimations since 2018.

I have read NI 43-101, and the sections of the Technical Report for which I am responsible have been prepared in compliance with that Instrument.

As of the effective date of the Technical Report, to the best of my knowledge, information and belief, the sections of the technical report for which I am responsible contain all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

"Signed and sealed"

David Rowe, CPG, AIPG

Dated: March 22, 2021